UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                NOVEMBER 16, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL PRESENTS UPDATE ON PRODUCTS AND PROGRAMS AT NEW YORK ANALYST MEETING

NEW YORK, NOVEMBER 16, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) today presents an update on the Company's strategy, organization, product sales, research and development programs, and financial outlook in a meeting with analysts and investors held in New York. A live audio webcast of the meeting, featuring the presentation slides, can be accessed via the homepage of Crucell's website at www.crucell.com, and will be archived and available for replay following the event.

Crucell will continue to capitalize on the rapidly growing vaccine market through increasing sales of marketed vaccines and developing and introducing new vaccines. The Company is leveraging its PER.C6(R) technology in the rapidly growing protein market. On November 8, Crucell and DSM Biologics announced the opening of the PERCIVIA PER.C6(R) Development Center in Cambridge, Massachusetts. PERCIVIA will continue to further develop the PER.C6(R) technology and provide turnkey solutions for the production of pharmaceutical proteins to licensees utilizing the PER.C6(R) human cell line. In addition to licensing its technology, Crucell intends to develop its own products in the area of blood proteins, produced on PER.C6(R) technology. Crucell is pursuing research and development of the blood-clotting Factor V Leiden/Cambridge and is investigating production of improved versions of currently marketed proteins on its PER.C6(R) production platform.

"Crucell is focused on future growth both organically and through acquisitions. We are optimizing our sales of marketed products and continue to generate acceptance of our technologies throughout the industry. We invest significantly in research and development for long-term upside," said Crucell's Chief Executive Officer, Ronald H.P. Brus MD. "We reiterate that our financial position remains strong and we aim to achieve cash breakeven in 2007."

Product programs update

Influenza
Crucell is optimizing Inflexal(R) V through the use of the adjuvant ISCOM-MATRIX-M. The primary target group for the ISCOM-MATRIX-M adjuvanted seasonal vaccine are the elderly. In relation to pandemic vaccine, Crucell has received an EU grant to develop a virosome-ISCOM-MATRIX-M adjuvanted H5N1 vaccine.

PER.C6(R)-based seasonal influenza vaccines, developed in partnership with sanofi pasteur, have entered Phase I studies in both healthy adults and in the elderly, both started in the third quarter 2006.

Crucell is involved in different programs to address the pandemic threat of avian influenza. An egg-based H9N2 vaccine, developed with the University of Leicester, entered Phase I/II clinical studies in May 2006. Results are expected in the second half of 2007. The PER.C6(R)-based FLUPAN H7N1 Phase I study, comparing the cell-based vaccine to egg-based alternatives, started in September 2006.

Children's vaccines
Crucell's Quinvaxem(TM) vaccine was approved by the Korean FDA in March 2006 and received World Health Organization (WHO) pre-qualification in September 2006. The inclusion of Hepatitis B into this vaccine potentially allows additional childhood vaccines to be added to the childhood vaccination schedule. These vaccines could include a hepatitis A vaccine, a malaria vaccine or a tuberculosis vaccine.

The pediatric dose of the hepatitis A vaccine Epaxal(R) has been shown in a phase III study to be effective in combination with other children's vaccines, providing immediate and long lasting protection.

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Our malaria vaccine has received all necessary approval to enter Phase I clinical study which is expected to start in the fourth quarter of 2006 at Vanderbilt University in the US. The clinical trial will be a randomized, double-blind, placebo-controlled study that will test the vaccine in a dose-escalation study involving 96 healthy volunteers. Studies in large animal models demonstrated that Crucell's recombinant Ad35 vaccine provides better immune responses than the existing RTS,S candidate vaccine.

A PER.C6(R)-based tuberculosis vaccine developed in partnership with Aeras entered Phase I studies in the US in October 2006. The study is expected to be completed in 2007. Preclinical studies demonstrated that Crucell's recombinant Ad35 tuberculosis vaccine provided effective protection after a single shot.

Travelers' vaccines and other programs
Crucell's Epaxal(R) hepatitis A vaccine has a potential use for protecting travelers against hepatitis A when traveling to hepatitis A endemic regions. Crucell is currently negotiating with the US Food and Drug Administration for licensing Epaxal(R) in the US.

Flavimun(R), a vaccine against yellow fever, is currently in Phase III studies and is expected to be licensed and launched in 2007.

Crucell's Ebola vaccine developed in partnership with the Vaccine Research Center (VRC) of the NIH, entered Phase I studies in September 2006. Phase I study results are expected in the fourth quarter 2007.

The Company's anti-rabies monoclonal antibody cocktail has received IND approval in October 2006. Phase I studies are planned in the US starting in the fourth quarter of 2006 and in the Philippines in the first quarter of 2007.

Crucell's West Nile virus vaccine is currently in a Phase I, double-blind, placebo- controlled study for adverse effects and immunogenicity. Results are expected in the fourth quarter 2006.

Factor V Leiden/Cambridge (L/C)
The Company acquired all the intellectual property rights for its novel Factor V Leiden/Cambridge program. Factor V L/C will be developed for the prevention and treatment of bleeding in haemophiliacs and non-haemophiliacs at high risk. The Company estimates the market potential for Factor V L/C at over US$3 billion.

Financial Outlook

The Company narrowed its guidance for combined revenue and other operating income for 2006 to (euro)140 - (euro)150 million. Due to the late start of the flu season the Company expects very strong fourth quarter revenues as a result of sales of its Inflexal(R) V influenza vaccine. Sales of Crucell's Quinvaxem(TM) started in October 2006.

The total decrease in cash over 2006 will exceed the company's prior estimate of
(euro)33 million to (euro)38 million by up to (euro)14 million, as a result of the cash acquisition of Berna Products Corp, Inc. and related costs. The Company aims to achieve cash break-even in 2007.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.

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FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                       FOR CRUCELL IN THE US:
Paul Vermeij                                       REDINGTON, INC.
Director Investor Relations and Corporate          Thomas Redington
Communications                                     Tel. +1 212-926-1733
Tel. +31-(0)71-524 8718                            tredington@redingtoninc.com
p.vermeij@crucell.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

  NOVEMBER 16, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer